April 29, 2021

WRITER’S DIRECT DIAL NUMBER: (213) 830-4255

United States Securities and Exchange Commission

100 “F” Street N.E.

Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group – File Nos. 811-6625, 33-46973, CIK No. 0000885709

Rule 485(a)(2) Filing – Request for Selective Review

The Payden & Rygel Investment Group (the “Group”) is making a filing pursuant to Rule 458(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of adding a new shareholder class, the SI Class shares, to the Payden Limited Maturity Fund and the Payden Global Fixed Income Fund. This class is designed for large institutional investors who will be required to make a minimum investment of $10 million and who will then be paying a lower total expenses ratio.

In December 2016, the Investment Management Division issued an “IM Guidance Update on Mutual Fund Fee Structures,” which focused on “Variations In Sales Loads” and “New Share Classes.”

With respect to new share classes, the Guidance stated that:

“When reviewing a rule 485(a) filing that adds a new share class, we focus on the disclosure of Fund fees, performance, and distribution arrangements. If only certain disclosures about the Fund are changing, such as to describe the new share class, we encourage Funds to seek selective review of the filing…”

Under Selective Review, the Guidance indicates that a filing is appropriate for that type of review where “the disclosure is not substantially different from the disclosure contained in one or more prior filings by the Fund.” The Group has made similar filings in the past for new SI Class shares for other Funds of the Group. In March of 2012, a filing was made for a new institutional class of shares of the Group’s Payden Emerging Markets Fund. In November of 2013, a filing was made for a new institutional class of shares for each of the Group’s Payden Corporate Bond Fund. In July of 2014, a filing was made for a new institutional class of shares for the Group’s Payden Equity Income Fund. Finally, in December of 2017 a filing was made for a new institutional class of shares for the Group’s Payden Core Bond Fund.

In each case, the only changes made to each individual prospectus were (1) a higher minimum investment amount (2) a lower total expense ratio for the class and (3) a revised “Example of Fund Expenses” table. No other changes were made, including in particular, no changes to the Principal Investment Strategies or Principal Investment Risks disclosures.

In view of the foregoing, we believe that the most efficient use of the SEC’s resources and the consequent interests of the public will best be served if the SEC grants the Group’s request for a selective review of the Rule 485(a)(2) filing.

Should you have any questions on the foregoing, please contact me at 213-625-1900 or 213-830-4255.

Very truly yours,

The Payden & Rygel Investment Group

Edward S. Garlock

Secretary

333 South Grand Avenue • Los Angeles, California 90071 • Tel 213 625-1900